SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3950
FORD MOTOR COMPANY SAVINGS AND STOCK
INVESTMENT PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)
FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Required Information
Financial Statements and Schedules
Statements of Net Assets Available for Benefits, as of December 31, 2009 and December 31, 2008.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.
Schedule I — Schedule of Assets Held at End of Year as of December 31, 2009.
EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as Amended, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES
Date: June 25, 2010	By:	/s/ Pamela deVeer
Pamela deVeer, Member
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee

2

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of Plante & Moran, PLLC

3

Ford Motor Company
Savings and Stock Investment Plan
for Salaried Employees
Financial Report
December 31, 2009

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
We have audited the accompanying statement of net assets available for benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 25, 2010

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Statement of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Participant-directed Investments (Note 4):
Investment in Ford Defined Contribution Plans Master Trust (Note 3)	$6,232,896,995	$4,546,106,431
Participant loans	71,706,520	73,472,195

Total investments	6,304,603,515	4,619,578,626

Contributions receivable:
Employee	—	12,855,947
Employer	—	3,160,192

Total contributions receivable	—	16,016,139

Net Assets Reflecting All Investments at Fair Value	6,304,603,515	4,635,594,765

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(8,727,860)	46,250,717

Net Assets Available for Benefits	$6,295,875,655	$4,681,845,482

See Notes to Financial Statements.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Employee contributions	$197,451,061
Employer contributions	4,521

Total contributions	197,455,582

Net investment gain from interest in Ford Defined Contribution Plans Master Trust (Note 3)	2,213,757,729
Interest on participant loans	4,472,026

Total additions	2,415,685,337

Deductions
Withdrawal of participants’ accounts	(801,007,305)
Administrative expenses	(647,859)

Total deductions	(801,655,164)

Net Increase in Net Assets Available for Benefits	1,614,030,173

Net Assets Available for Benefits
Beginning of year	4,681,845,482

End of year	$6,295,875,655

See Notes to Financial Statements.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan
The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the provisions of the Plan, which are governed in all respects by the detailed terms and conditions contained in the plan document. The Plan was established effective February 1, 1956.
Type and Purpose of the Plan — The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the “Company”) and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applicable to defined contribution pension plans.
Eligibility — With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan on the first day of the second month following the original date of hire. Participants are eligible for any applicable company matching contributions twelve months following their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan (Continued)
Contributions — Participants can contribute to the Plan on both a pre-tax and after-tax basis, subject to federal tax law and plan limits. Participants may also elect to contribute all, or a portion, of their distributions under the Company’s Performance Bonus Plan and the Ford Financial Variable Incentive Plan. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participant’s behalf. Subject to limits under the Internal Revenue Code of 1986, as amended (the “Code”), pre-tax contributions are excluded from the participant’s federal and most state and local taxable income. Effective January 1, 2009, the Company suspended matching contributions. Effective January 1, 2010, the Company reinstated matching contributions at a rate of $0.60 for each dollar contributed up to 5 percent of participants’ base salary deferred.
Subject to provisions of the Plan, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Code. For the year ended December 31, 2009, transfers from other qualifying plans or arrangements totaled approximately $2,829,000, which are included in employee contributions in the statement of changes in net assets available for benefits.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan (Continued)
Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits. No dividends were declared or paid by the Company during the plan year ended December 31, 2009.
Participant Accounts — A participant’s account balance is comprised of employee contributions, company contributions, if any, and investment income earned from the individual investment options selected by the participant. Certain investment options will charge a fee on short-term transfers, which is paid from the participant’s account. The benefit to which a participant is entitled is determined from the participant’s vested account balance.
Vesting and Distribution — Participants are fully vested in account balances related to their pre-tax and after-tax contributions and earnings thereon. Pre-tax assets, after-tax assets, and assets resulting from company matching contributions are accounted for separately.
Company matching contributions vest three years after the original date of hire. At that time, all assets attributable to company matching contributions held in participants’ accounts become vested, and all future contributions vest when they are made. In-service withdrawals of vested company matching contributions are permissible for participants who are at least 59-1/2 years of age. Withdrawal of such contributions for participants less than 59-1/2 years of age is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan (Continued)
Pre-tax assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.
Unmatched after-tax assets can be withdrawn at any time without restriction. Withdrawal of matched after-tax assets that have been in the Plan for less than two years will result in a suspension from making contributions to the Plan for a period of 12 months.
Distribution options include lump-sum, partial or installment payments. Eligible rollover distributions can be rolled over to an IRA or another employer’s eligible plan.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan (Continued)
Master Trust Investment Options and Participation — Participant contributions and company matching contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).
Transfer of Assets — The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.
Participant Loans — The Plan permits loans to participants from both their pre-tax and after-tax accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.
A participant is eligible to take out one loan per calendar year and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a period of ten years.
Forfeitures and Plan Administration Expenses — The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company’s future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly.
Party-in-Interest Transactions — Certain Master Trust investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of FMR Corp. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp., is the trustee as defined by the Plan. Fidelity Investments Institutional Operations Company, Inc., also a wholly owned subsidiary of FMR Corp., is the third-party administrator for the Plan. Additionally, BlackRock Institutional Trust Company, N.A. (formerly Barclays Global Investors, N.A.), Evercore Trust Company, N.A. and Comerica Bank are paid investment management fees by the Company on behalf of the Plan. Fees paid to these entities for trustee, administrative, and other fees qualify as party-in-interest transactions.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies
Investments — The investments in the Ford Stock Fund, mutual funds and money market funds, are valued on the basis of quoted year-end market prices. The Interest Income Fund, which invests in fully-benefit responsive synthetic investment contracts, is stated at contract value. Contract value represents investments at cost, plus accrued interest income, less amounts withdrawn to pay benefits. The common and commingled institutional pool investments are stated at the aggregate market value of the individual collective pools included in each respective fund, based on the fair value of the underlying assets. The fair value of the Interest Income fund is based on the fair value of the underlying assets. The investments held by the Interest Income Fund include government securities, corporate bonds, asset-backed securities, and mortgage-backed securities and are valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. Participant loans are valued at cost, which approximates fair value.
The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (see Note 3).

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of investments by the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments of the Master Trust is recorded as earned on an accrual basis.
Investment Contracts — The Master Trust, through its investment in the Interest Income Fund, invests in synthetic investment contracts (synthetic GICs). A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, short to intermediate-term fixed income securities and money market accounts. The Master Trust purchases a wrap contract from insurance companies and other financial services institutions.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
A synthetic GIC contract credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate, which resets on some periodic basis. Until 2009, the crediting rate set by the wrap contracts included the short-term investments (money market account) used for benefit responsive events and the crediting rate reset annually. Beginning in 2009, the crediting rate reset quarterly. The quarterly crediting rate set by the wrap contracts does not include the short-term investments (e.g. money market account) used for benefit responsive events. While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate credited to the Master Trust is impacted by the current yield of the short-term investments used for benefit responsive events. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.
The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically, but in no event is the crediting rate less than 0 percent.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Interest Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Interest Income Fund. The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.
The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.
If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2009	2008
Average yield for synthetic GICs:
Based on actual earnings	2.55%	4.72%
Based on interest rate credited to participants	3.36%	4.84%
Contributions — Contributions to the Plan from participants and, when applicable, from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.
Payment of Benefits — Benefits are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Master Trust’s invested assets consist of company stock, equity and fixed income mutual funds, equity and fixed income commingled institutional pools, and synthetic GIC investments. Investment securities are exposed to various risks, such as interest rate, market, and credit.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (Continued)
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
Subsequent Events — Effective January 1, 2010, ACS HR Solutions, LLC and Affiliated Computer Services, Inc. (a Xerox Company), assumed recordkeeping responsibilities for the Plan. Effective January 1, 2010, State Street Bank and Trust Company was appointed trustee and custodian.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — The Master Trust
The Company established the Master Trust pursuant to a trust agreement between the Company and Fidelity Management Trust Company, as trustee, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by Fidelity Management Trust Company.
Employee benefit plans participating in the Master Trust as of December 31, 2009 and 2008 include the following defined contribution plans:
•	Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

•	Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees

•	Ford Retirement Plan
All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.
The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — The Master Trust (Continued)
A summary of the net assets of the Master Trust as of December 31, 2009 and 2008 is as follows:

	2009	2008

Investments — fair value:
Ford Stock Fund:
Ford common stock	$2,724,202,030	722,508,468
Money market fund	41,699,413	12,163,503
Mutual funds	2,903,112,068	2,734,327,904
Common and commingled institutional pools	1,463,226,213	880,186,914
Interest Income Fund:
Security-backed contracts	2,415,752,674	2,312,230,966
Wrapper contract	881,036	7,711,080
Money market fund	68,456,441	196,416,197
Payables and unsettled trades — net	—	431,293

Total master trust net assets at fair value	9,617,329,875	6,865,976,325

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,234,273)	79,481,012

Total master trust net assets	$9,602,095,602	$6,945,457,337

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — The Master Trust (Continued)
During the year ended December 31, 2009, the Master Trust investment gain was comprised of the following:

Net appreciation:
Ford Stock Fund — Ford common stock	$2,324,264,466
Mutual funds	675,260,286
Common and commingled institutional pools	337,096,447
Interest Income Fund — Security-backed contracts	90,458,123

Total net appreciation	3,427,079,322

Interest and dividend income	47,465,446

Total master trust investment gain	$3,474,544,768

The Ford Stock Fund is a unitized account that is comprised primarily of Ford Motor Company common stock, except a small portion of the fund that is invested in cash or a cash equivalent or other short term investments to provide liquidity for daily activity.
The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, Company matching contributions (vested and unvested), earnings and dividends. All participant assets are self-directed.
The Plan’s interest in the Master Trust represented approximately 65 and 66 percent of the total assets in the Master Trust at December 31, 2009 and 2008, respectively.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — The Master Trust (Continued)
A summary of the net assets of the Plan in the Master Trust as of December 31, 2009 and 2008 is as follows:

	2009	2008

Investments — fair value:
Ford Stock Fund:
Ford common stock	$1,601,458,937	$430,214,782
Money market fund	24,513,565	7,298,102
Mutual funds	2,150,164,200	1,998,191,135
Common and commingled institutional pools	1,033,028,442	645,824,514
Interest Income Fund:
Security-backed contracts	1,384,007,749	1,345,508,036
Wrapper contract	504,754	4,487,147
Money market fund	39,219,348	114,296,355
Payables and unsettled trades — net	—	286,360

Total — fair value	6,232,896,995	4,546,106,431

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,727,860)	46,250,717

Total	$6,224,169,135	$4,592,357,148

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — The Master Trust (Continued)
During the year ended December 31, 2009, the Plan’s investment gain from the Master Trust was comprised of the following:

Net appreciation:
Ford Stock Fund — Ford common stock	$1,378,793,417
Mutual funds	504,998,610
Common and commingled institutional pools	241,659,190
Interest Income Fund — Security-backed contracts	52,580,079

Total net appreciation	2,178,031,296

Interest and dividend income	35,726,433

Total	$2,213,757,729

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Fair Value Disclosures
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.
The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management’s judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
During 2009, the Plan adopted, on a prospective basis, new accounting standards which require disclosure of fair value by major class of investment.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Fair Value Disclosures (Continued)
Disclosures concerning assets measured at fair value on a recurring basis are as follows:
Assets Measured at Fair Value at December 31, 2009

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Master Trust Investments:
Mutual funds
Equity investments	$2,462,307,547	$—	$—	$2,462,307,547
Fixed income investments	440,804,521	—	—	440,804,521
Short-term investments	41,699,413	—	—	41,699,413

Total mutual funds	2,944,811,481	—	—	2,944,811,481
Interest Income Fund	—	2,485,090,151	—	2,485,090,151
Common and commingled institutional pools
Equity investments (1)	—	901,669,366	—	901,669,366
Fixed income investments (2)	—	151,770,378	—	151,770,378
Retirement-year based investments (3)	—	409,786,469	—	409,786,469

Total common collective trust funds	—	1,463,226,213	—	1,463,226,213
Employer securities — Ford common stock	2,724,202,030	—	—	2,724,202,030

Total master trust investments	$5,669,013,511	$3,948,316,364	$—	$9,617,329,875

Non-Master Trust Investments:
Participant loans	$—	$—	$71,706,520	$71,706,520

(1)
This category represents investments in actively managed common and commingled institutional pools that invest primarily in equity securities which may include common stocks, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2)
This category represents investments in actively managed common and commingled institutional pools that invest in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(3)
This category represents investments in actively managed common and commingled institutional pools with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Fair Value Disclosures (Continued)
Assets Measured at Fair Value at December 31, 2008

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Assets
Master Trust Investments:
Ford common stock	$722,508,468	$—	$—	$722,508,468
Mutual funds	2,734,327,904	—	—	2,734,327,904
Money market fund	12,163,503	196,416,197	—	208,579,700
Common and commingled institutional pools	—	880,186,914	—	880,186,914
Security-backed contracts	—	2,319,942,046	—	2,319,942,046
Non-Master Trust Investments:
Participant loans	—	—	73,472,195	73,472,195
The following table summarizes the changes in Level 3 investment assets measured at fair value on a recurring basis for the year ended December 31, 2009.

Participant
Loans
Balance, beginning of year	$73,472,195
Issuances, settlements and repayments — net	(1,765,675)

Balance, end of year	$71,706,520

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Fair Value Disclosures (Continued)
The Plan and Master Trust also hold other assets and liabilities not measured at fair value on a recurring basis including contributions receivable and payables and unsettled trades. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.
Note 5 — Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Code. The Plan has since been amended through December 15, 2009. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Notes to Financial Statements
December 31, 2009 and 2008
Note 6 — Administration of Plan Assets
The Master Trust assets are held by the trustee of the Plan, Fidelity Management Trust Company. The assets of the Interest Income Fund (“Fund”) are held by the Fund’s custodian, The Northern Trust Company.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.
Note 7 — Plan Termination
The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) the continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. Upon termination of the Plan, participants would become fully vested. In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.
Note 8 — Reconciliation to Form 5500
The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than those on Form 5500 at December 31, 2009 by $8,727,860. The net assets on the financial statements were higher than those on Form 5500 at December 31, 2008 by $46,250,717. Additionally, the investment gain on Form 5500 for the year ended December 31, 2009 is higher than the financial statements by $54,978,577.

Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 010
December 31, 2009

(c)
(a)(b)	Description of Investment, Including Maturity		(e)
Identity of Issuer, Lessor,	Date, Rate of Interest, Collateral, Par, or	(d)	Current
Borrower, or Similar Party	Maturity Value	Cost	Value

* Participants	Participant loans bearing interest at rates
	ranging from 3.25 percent to 9.5 percent	—	$71,706,520

*	Denotes party in interest
Schedule 1